Shelton Greater China Fund
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

September 22, 2011

Kevin Rupert, Esq.
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Shelton Greater China Fund (the “Fund”)
Investment Company Act of 1940 File No. 811-05617
Securities Act of 1933 File No. 333-176060

Dear Mr. Rupert:

We received your oral comments on August 23, 2011 and August 24, 2011 to the Fund’s registration statement on Form N-1A filed on August 4, 2011 pursuant to the Securities Act of 1933, as amended.

The Fund has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments followed by our responses.  Additionally, we have included a blackline of the prospectus and statement of additional information, which shows all changes from the versions filed as part of the Fund's Registration Statement on Form N-1A on August 4, 2011 pursuant to the Securities Act of 1933, as amended.

All capitalized terms not defined herein are defined in the above referenced registration statement.  All page references correspond to the pages set forth in the Fund's Registration Statement on Form N-1A filed on August 4, 2011 pursuant to the Securities Act of 1933, as amended.

Comment 1.  Please insert the word "Fund" following "Annual" in the heading of the expense table that currently reads "Annual Operating Expenses" on page three of the prospectus.

Response 1.  The requested language has been added.

Comment 2.  Please delete footnote one on page three of the prospectus, and set forth as a parenthetical the following language after "Redemption or exchange fees" in the "Shareholder Fees" table on page 3 of the prospectus:

"(for shares of the Fund held 90 days or less from the date upon which the Fund is converted from a closed-end fund to an open-end fund)"

Response 2.  The requested deletion has been made and the requested language has been added.

Comment 3.  Please state supplementally the reasoning behind the use of a percentage on page three of the prospectus that represents the "Total Annual Fund Operating Expenses" that are anticipated to be incurred, as opposed to a percentage that represents the current "Total Annual Fund Operating Expenses" incurred.

Response 3.  Due to the open-ending of the Fund, and the subsequent change of investment advisers, many of the contracts that were previously in place with the Fund's service providers have been terminated and new contracts entered into.  Because of this, the Total Annual Fund

Operating Expenses are anticipated to be considerably less, 1.75% as opposed to 3.18% (as of December 31, 2010) on an ongoing basis.  Additionally, the Fund's investment manger has contractually agreed to cap annual Fund expenses at 1.75% for the 12-month period following the date upon which the Fund is open-ended.  As such, we believe that the use of the anticipated Total Annual Fund Operating Expenses percentage is a better representation of the fees that will actually be incurred by Fund shareholders on an ongoing basis than the Total Annual Fund Operating Expenses that are currently incurred.

Comment 4.  Please delete footnote two on page four of the prospectus.

Response 4.  The requested deletion has been made.

Comment 5.  Please delete footnote three on page four of the prospectus, and include the language of the footnote in the body of the prospectus as appropriate.

Response 5.  The requested deletion has been made, and the following language has been added to the end of the last sentence under the heading "Portfolio Turnover" on page four of the prospectus:

"; however, the portfolio turnover rate for the current fiscal year may not be representative of the turnover rate for future periods, as effective June 13, 2011, the Fund changed its investment focus from the Republic of China (Taiwan) to the Greater China region."

Comment 6.  In connection with romanette (i) of the first sentence in the first paragraph under the heading "Principal Investment Strategies" on page four of the prospectus, please confirm supplementally that the intent of the Fund is to invest in companies that are domiciled in, or "primarily" traded on, exchanges located in the Greater China region.

Response 6.  In connection with romanette (i) of the first sentence in the first paragraph under the heading "Principal Investment Strategies" on page four of the prospectus, the Fund confirms its intention to invest in companies that are domiciled in, or "primarily" traded on, exchanges located in the Greater China region.

Comment 7.  Please add the parenthetical "(plus borrowings for investment purposes)" after "Fund's net assets" in the second paragraph under the heading "Principal Investment Strategies" on page four of the prospectus.

Response 7.  The language of the second paragraph under the heading "Principal Investment Strategies" relating to the Fund's 80% policy was approved by the Fund's shareholders based upon the Fund's proxy statement filed on Schedule 14A, which did not include a reference to "borrowings for investment purposes."  As such, we do not feel as though we can add the requested language without the approval of the Fund's shareholders.  We respectfully offer as an alternative, confirmation that the Fund does not intend to borrow for investment purposes.

Comment 8.  Please include language, if appropriate, at the end of the second paragraph under the heading "Principal Investment Strategies" on page four of the prospectus stating that the Fund's 80% policy is non-fundamental and setting forth the notice to shareholders required to change such policy.

Response 8.  The 80% policy set forth in the second paragraph under the heading "Principal Investment Strategies" on page four of the prospectus is a fundamental policy of the Fund, and as such, the requested language has not been included.

Comment 9.  Please remove the quotations marks around the word "located" in the last paragraph under the heading "Principal Investment Strategies" on page four of the prospectus.

Response 9.  The  requested deletion has been made.

Comment 10.  Please move the first paragraph on page five of the prospectus, which discusses the Fund's ability to invest in exchange traded funds, futures contracts, options and futures on options contracts, to a more appropriate position in the registration statement.

Response 10.  The first paragraph on page five of the prospectus has been deleted and has been added following the first paragraph on page two of the statement of additional information.

Comment 11.  Please confirm supplementally that the acquired fund fees and expenses related to the Fund's ability to invest in exchange traded funds will not exceed one basis point annually.

Response 11.  The Fund confirms that the acquired fund fees and expenses related to the Fund's investments in exchange traded funds will not exceed one basis point annually.

Comment 12.  Please include in the first paragraph on page seven of the prospectus the currencies in which the Fund anticipates its investments will be denominated.

Response 12.  The following language has been added after the phrase "investments are denominated" in the first sentence of the first paragraph on page seven of the prospectus:

"(these are anticipated to be: the US dollar, the Renminbi, the Hong Kong dollar, the New Taiwan dollar and the Singapore dollar.)"

Comment 13.  Please include where appropriate a reference concerning the "Performance Chart" on page eight, stating that the percentages set forth represent performance in terms of market price and that the percentages in terms of net asset value may be different.

Response 13.  The following language has been added after the "Performance Chart" on the top of page eight of the prospectus:

"The percentages set forth above have been calculated by using the market price of the Fund's shares, as opposed to the Fund's net asset value.  Because the Fund was previously operated as a closed-end fund, which frequently traded at a discount, the Fund's net asset value and the market price of the Fund's shares were frequently different."

Comment 14.  Please include in the "Average Annual Return" chart on page eight of the prospectus the one, five and ten year returns for the Fund's previous benchmark.

Response 14.  The requested addition has been made.

Comment 15.  Please delete footnote four on page eight of the prospectus, and include the language of the footnote in the body of the prospectus as appropriate.

Response 15.  The requested deletion has been made, and the following language has been added after the "Average Annual Return" chart on page eight of the prospectus:

"Effective June 13, 2011, the Fund changed its investment focus from the Republic of China ("Taiwan") to the Greater China region.  Therefore, returns for periods prior to June 2011 may not be representative of returns for future periods.  Also, effective July 1, 2011, the Fund began using the MSCI Golden Dragon Index (net of foreign withholding taxes) as its benchmark index.  The Fund's previous benchmark was the Taiwan Stock Exchange Index."

Comment 16.  Please include appropriate language concerning the connection between the Fund's conversion from a closed-end investment company to an open-end investment company and the approval of the Fund's new investment adviser and sub-adviser.

Response 16.  The paragraph under the heading "Investment Adviser and Investment Sub-Adviser" on page eight of the prospectus has been deleted in its entirety and the following language has been inserted:

"On May 27, 2011, at the Fund's 2010 Annual Meeting of Shareholders, the Fund's shareholders voted to convert the Fund from a closed-end investment company to an open-end investment company, and to approve CCM Partners, L.P., dba Shelton Capital Management, a California limited partnership, to serve as the investment adviser to the Fund ("Shelton" or the "Adviser") and Nikko Asset Management Co., Ltd. to serve as the investment sub-adviser to the Fund ("Nikko" or the "Sub-Adviser")."

Comment 17.  Please delete "non-" before the word "diversified" in the first sentence of the first paragraph on page 11 of the prospectus.

Response 17.  The first paragraph on page 11 of the prospectus has been deleted, as it is not applicable to a diversified fund.

Comment 18.  Please include a discussion of the Adviser's history with the Fund and the Board's basis for approving the Adviser.

Response 18.  The following language has been after the first paragraph under the heading "Fund Management" on page 11 of the prospectus:

"At a Board of Trustees meeting on January 11, 2011, with all members of the Board of Trustees (the "Trustees") present, the proposals of six potential investment advisers to the Fund were reviewed (the "Candidates") and discussed by the Board of Trustees.  Following the Board of Trustees' discussion of the relative merits of each of the Candidates, three were eliminated.  Following additional discussions of an advisory committee of the Board of Trustees over the next several months, the Candidates were narrowed down to one, Shelton. The Board of Trustees determined that it was in the best interests of the Fund to retain Shelton on the basis of the distribution and investment advisory services offered by a distribution affiliate of Shelton and Shelton, respectively, and at the Board of Trustees meeting on April 6, 2011, with all Trustees present, the Board of Trustees approved the selection of Shelton as the investment adviser for the Fund, approved a proposed advisory agreement with Shelton and agreed to submit the selection of Shelton for approval by the Fund's shareholders at the Fund's next annual meeting.

In making this selection, the Board of Trustees noted Shelton’s experience in providing investment advisory and administrative services. The Board considered Shelton’s proposal to retain Nikko Asset Management Co., Ltd. to provide advisory services to the Fund, and that Nikko had investment personnel located in offices Asia who may have more specialized expertise on local companies, markets and economics or on various types of investments and investment techniques.  The Board of Trustees also noted that the advisory fee agreed to Shelton was comparable to fees charged by advisers of other U.S. registered funds that invest in the China region.  The Board of Trustees further noted that Shelton would pay, out of its advisory fee, all sub-advisory fees of Nikko pursuant to a proposed sub-advisory agreement between Shelton and Nikko.  The Board of Trustees also considered the terms and conditions of the proposed advisory agreement between Shelton and the Fund and the nature, scope and quality of services that Shelton is expected to provide to the Fund, including compliance services. The Board of Trustees also based its decision on additional considerations, although the Board of Trustees did not identify any consideration that was all important or controlling, and each Trustee attributed different weights to various factors."

Comment 18.  Please revise the first sentence of the paragraph under the heading "Valuation Risk" on page 12 of the prospectus to reflect that market price will be used to value securities held by the Fund, with fair value to be used in instances where market price is not available.

Response 18.  The first sentence of the paragraph under the heading "Valuation Risk" on page 12 of the prospectus has been revised as follows:

"The securities held by the Fund will generally be valued using market quotations; however, when such quotations are not readily available or deemed unreliable, securities may be valued using "fair value" techniques as set forth in this prospectus under "How Fund Shares Are Priced.""

Comment 19.  Please revise the penultimate sentence of the third paragraph under the heading "Wiring Instructions" on page 17 of the prospectus to clarify that investors will be allowed to redeem their shares without delay.

Response 19.  The penultimate sentence of the third paragraph under the heading "Wiring Instructions" on page 17 has been revised as follows:

"While you may always redeem or exchange your shares of the Fund in accordance with the times set forth in this prospectus, wiring your money to us will generally reduce the time it takes for you to receive the proceeds of a redemption."

Comment 20.  Please confirm supplementally that the 20% investment policy set forth in paragraph two on page two of the statement of additional information is not a principal investment strategy.

Response 20.  The Fund confirms that the 20% investment policy set forth in paragraph two on page two of the statement of additional information is not a principal investment strategy of the Fund.

Comment 21.  Please also include investment restriction "h" that is currently located on page eight of the statement of additional information in the prospectus where appropriate.

Response 21.  The first paragraph on page 11 of the prospectus has been deleted and the following language has been added:

"The Fund may not invest (i) in securities of Taiwan issuers, the issuance of which has not been approved by or registered with the Taiwan SEC for offering to the public or (ii) in unregistered securities of U.S. issuers that must be registered before being publicly offered under the U.S. Securities Act of 1933, as amended, and as such the supply for securities available for investment by the Fund may be more limited than it would be if such investment restrictions were not in place."

Comment 22.  Please include a discussion of the investment restriction concerning illiquid securities that the Fund will have as an open-end fund in the statement of additional information where appropriate.

Response 22.  The following language has been added directly above the heading "Disclosure of Portfolio Holdings" on page nine of the statement of additional information:

" Non-Fundamental Investment Policy

The Fund may not purchase any security if, as a result, more than 15% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

Comment 23.  Please file as an exhibit to the registration statement, the expense cap agreement that is discussed on page 15 of the statement of additional information.

Response 23.  The expense cap agreement has been filed in Pre-Effective Amendment No. 1 as an exhibit to the registration statement.

Comment 24.  Please revise the first sentence of the fourth paragraph on page 22 of the statement of additional information to clarify that policies regarding the use of the "exchange privilege" and certain other controls and procedures are used by the Fund to discourage market timing.

Response 24.  The first sentence of the fourth paragraph on page 22 of the statement of additional information has been revised as follows:

"In an effort to discourage market timing, the Trust has adopted certain controls and procedures, including policies regarding the use of the "exchange privilege" (as described in the Prospectus)."

Comment 25.  Please add a sentence at the beginning of the last paragraph on page 27 of the statement of additional information stating that the Fund has recently changed its name.

Response 25.  The following language has been added at the beginning of the last paragraph on page 27 statement of additional information:

"Prior to June 13, 2011, the Fund was operated under the name Taiwan Greater China Fund, at which time it was renamed the Shelton Greater China Fund."

Comment 26.  Please confirm that the financial statements incorporated by reference in the registration statement and the financial highlights set forth on page 27 of the prospectus comply with Rule 3-18 of Regulation S-X.

Response 26.  The Fund's Semi-Annual report filed on Form N-CSR filed on September 7, 2011, as amended, includes the unaudited financial statements for the six months ended June 30, 2011, which are incorporated by reference into this registration statement.  Additionally, the information for the six months ended June 30, 2011 has been added as a new column to the financial highlights set forth on page 27 of the prospectus.

As you have requested and consistent with SEC Release 2004-89, on behalf of the Fund we hereby acknowledge that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489 or Jefferey D. LeMaster, Esq. at (212) 878-3206.  Thank you.

Very truly yours,

/s/ Leonard B. Mackey, Jr., Esq.

Leonard B. Mackey, Jr., Esq.